EXHIBIT 99.1

BEZEQ GROUP REPORTS
SECOND QUARTER 2011 FINANCIAL RESULTS

• Group revenues total NIS 2.9 billion

• Group net profit attributable to shareholders of NIS 585 million

• Board of Directors recommends NIS 992 million distribution of cash dividends to shareholders.  In addition, the company will distribute NIS 500 million special dividend for a total amount of NIS 1,492 million (approximately NIS 0.55 per share)

Tel Aviv, Israel – August 1, 2011 –Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, announced today its financial results for the second quarter of 2011, ended June 30, 2011. Details regarding the investor conference call and webcast to be held on August 2, 2011 are included later in this press release.

Bezeq Group’s second quarter 2011 financial highlights (compared to second quarter 2010):

▪	Revenues: NIS 2.9 billion, a decrease of 3.0%.

▪	Operating profit: NIS 935 million, a decrease of 5.6%.

▪	Net profit attributable to shareholders: NIS 585 million, a decrease of 8.3%.

▪	Earnings per diluted share: NIS 0.21, a decrease of 12.5%.

▪	EBITDA: NIS 1.3 billion, a decrease of 4.1%.

▪	EBITDA margin: 44.3% of revenues, as compared to 44.9%.

▪	Free cash flow: NIS 264 million, a decrease of 56.4%.

▪	Net debt-to-EBITDA: 1.33, as compared to 1.07.

▪	Capex to sales: 17.1%, as compared to 14.3%.

Dividend Announcement

In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of a cash dividend to shareholders of NIS 992 million representing 100% of the net profits attributable to the shareholders for the first half of 2011.  In addition to the regular dividend, the Company will distribute a special dividend of NIS 500 million reflecting the second payment of six equal, semi-annual payments as part of the Company's capital reduction plan which runs from 2011 to 2013.  The total dividend to be distributed will be NIS 1,492 million (approximately NIS 0.55 per share).  The regular dividend, which is subject to shareholder approval, would be payable together with the special dividend on October 5, 2011 to shareholders of record as of September 18, 2011.

Management Review

Shaul Elovitch, Bezeq Chairman, stated, "The second quarter of 2011 was characterized by continued extensive investment in infrastructure and new technologies in all areas of operation, enabling us to provide our customers with the best and most advanced service in Israel. Bezeq’s  Fixed-Line segment continued with its deployment of the NGN, which is a giant step forward in enhancing surfing speeds and services for our customers. Concurrently, Pelephone is continuing to promote its HSPA network – the most advanced cellular network in Israel, and our second quarter results reflect the increasing use of data services. Bezeq International is progressing with the deployment of the submarine cable that will advance Israel's Internet infrastructure aimed at improving global communications bandwidth and helping to eliminate bottlenecks in international connectivity."

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, "Our undisputed leadership in the Israeli market as a preferred provider of comprehensive communications and technological solutions provides Bezeq a strong foundation upon which to generate value for its customers. I am proud to say that during the second quarter of the year, the Company raised NIS 4.7 billion of debt by means of loans from Israeli banks, a loan from an institutional entity and an issue of debentures which was completed on July 2nd. The broad success of this capital raise is a direct reflection of the faith of the capital markets.

“In accordance with our focus on generating value for our shareholders, we will be distributing a dividend of NIS 1.49 billion. This cash dividend consists of NIS 992 million pursuant to our regular dividend policy of semi-annual distributions of 100% of net profit attributable to the shareholders, in addition to a special dividend of NIS 500 million reflecting the second payment of six equal, semi-annual payments as part of our capital reduction plan which runs from 2011 to 2013."

Bezeq Group Results (Consolidated)

Bezeq Group's revenues for the second quarter of 2011 amounted to NIS 2.9 billion, a decrease of 3.0% compared to the second quarter of 2010. Bezeq Fixed-Line revenues and Pelephone revenues were negatively affected by the reduction in mobile termination rates that came into effect on January 1, 2011.  The decrease in revenues was moderated by growth in Pelephone's revenues from equipment sales and by the consolidation of Walla! (commencing April 25, 2010).

The Group's operating profit in the second quarter of 2011 amounted to NIS 935 million, a decrease of 5.6% compared with the second quarter of 2010. Net profit attributable to the shareholders of Bezeq in the second quarter amounted to NIS 585 million, a decrease of 8.3% compared with the corresponding quarter. EBITDA for the second quarter amounted to NIS 1.28 billion (EBITDA margin of 44.3%), a decrease of 4.1% compared with the corresponding quarter, (EBITDA margin of 44.9%). In the second quarter of 2010, a one-time profit of NIS 57 million was recorded as a result of the consolidation of Walla's operations by Bezeq International. After adjustment for the one-time profit, growth was recorded in the Group’s operating profit, net profit and EBITDA measures.

Cash flow from operating activities in the second quarter of 2011 was NIS 670 million down 31.4% compared with the corresponding quarter in 2010 primarily due to the sharp rise in sales of smartphones and the significant increase in supplier payments whereas customer payments to Pelephone for those handsets are typically made in 36 installments.

Gross investments (CAPEX) in the second quarter of 2011 amounted to NIS 495 million, an increase of 15.9% compared with the corresponding quarter in 2010. The increase was related, inter alia, to the company’s investment in a submarine cable by Bezeq International. The CAPEX to sales ratio was 17.1% in the second quarter of 2011, compared with 14.3% in the second quarter of 2010.

As a result of the decrease in cash flow from operating activities and the increase in CAPEX, free cash flow in the second quarter of 2011 amounted to NIS 264 million, compared with NIS 606 million in the corresponding quarter in 2010, a decrease of 56.4%.

As of June 30, 2011, the net financial debt of the Bezeq Group was NIS 6.5 billion, compared with NIS 5.0 billion on June 30, 2010. The increase stemmed from the raising of NIS 2.8 billion of debt, of which NIS 2.0 billion was in the second quarter of 2011. In contrast, NIS 1.4 billion of debt was repaid. At the end of June 2011, the ratio of the Bezeq Group's net debt to EBITDA was 1.33, compared with 1.07 at the end of June 2010. An additional capital raise of NIS 2.7 million of debentures conducted at the end of June 2011 is not included in the Group's second quarter 2011 balance sheet since the consideration was received after June 30, 2011.

Bezeq Group (consolidated) 1	Q2 2011	Q2 2010	Change
	(NIS millions)

Revenues	2,893	2,981	(3.0)%
Operating profit	935	990	(5.6)%
EBITDA	1,283	1,338	(4.1)%
EBITDA margin	44.3%	44.9%
Net profit attributable to Company shareholders	585	638	(8.3)%
Diluted EPS (NIS)	0.21	0.24	(12.5)%
Cash flow from operating activities	670	976	(31.4)%
Capex payments, net 2	406	370	9.7%
Free cash flow 3	264	606	(56.4)%
Net debt/EBITDA (end of period) 4	1.33	1.07
Net debt/shareholders’ equity (end of period)	2.66	0.92

1Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010.
2Capex data reflects payments related to capex and are based on the cash flow statements.
3Free cash flow is defined as cash flows from operating activities less net capex payments.
4EBITDA in this calculation refers to the trailing twelve months.

Bezeq Fixed-Line Results

•	Investment in infrastructure (CAPEX) increased 15.2% compared with the corresponding quarter, reaching NIS 310 million.

•	Average customer Internet bandwidths increased 56% compared with the end of the corresponding quarter, and reached 5.3 megabits per second (Mbps).

Avi Gabbay, CEO of Bezeq commented: "Bezeq Fixed-Line's results in the second quarter of 2011 were influenced by the deployment of our advanced all IP NGN infrastructure, which led to a 56% increase in average customer Internet bandwidths to 5.3 megabits per second.  During the last few months, Bezeq has increased the number of attractive telephone packages offered to its customers as well as decreased prices for Internet surfing.  The combination of lower prices alongside improved technology and services allows the Company to provide the customer with the best value for their money."

Bezeq Fixed-Line has strengthened its status as a leader in Internet services in Israel, with a 3.5% increase in subscribers compared to the corresponding quarter, bringing the total to 1.088 million subscribers at the end of the second quarter of 2011. Average revenue per user (ARPU) from the Internet was NIS 80 per month, influenced mainly by bandwidth upgrades.

CAPEX in the second quarter increased 15.2% and amounted to NIS 310 million, compared with NIS 269 million in the corresponding quarter.

Revenues in the second quarter of 2011 amounted to NIS 1.17 billion, a decrease of 10.5% compared to the second quarter of 2010 due to the reduction in mobile termination rates as of January 1, 2011.  Growth in revenues from internet, transmission and data communications offset the reduction in telephone service revenues.

Operating profit in the second quarter of 2011 amounted to NIS 517 million, an increase of 2.8% compared to the second quarter of 2010.  EBITDA amounted to NIS 688 million, an increase of 2.1% compared to the second quarter of 2010. Net profit amounted to NIS 330 million, a decrease of 5.4% compared to the corresponding quarter of 2010, due to an increase in the Company's finance expenses.

Bezeq Fixed-Line	Q2 2011	Q2 2010	Change
	(NIS millions)

Revenues	1,170	1,307	(10.5)%
Operating profit	517	503	2.8%
EBITDA	688	674	2.1%
EBITDA margin	58.8%	51.6%
Net profit 1	330	349	(5.4)%
Cash flows from operating activities	496	523	(5.2)%
Capex payments, net 2	271	221	22.6%
Free cash flow 3	225	302	(25.5)%
Number of active subscriber lines (end of period, in thousands) 4,7	2,336	2,412	(3.2)%
Average monthly revenue per line (NIS) 5,7	78	81	(3.7)%
Number of outgoing usage minutes (millions) 7	2,415	2,717	(11.1)%
Number of incoming usage minutes (millions)	1,535	1,634	(6.1)%
Number of broadband internet subscribers (end of period, in thousands)	1,088	1,051	3.5%
Average monthly revenue per broadband internet subscriber (NIS) 6	80	72	11.1%
NGN subscribers as % of total internet subscribers covered by NGN network	40%	23%
Average broadband speed per subscriber (end of period, Mbps)	5.3	3.4	55.9%

1 Excluding share in profits/losses of equity-accounted investees.
2 Capex data reflects payments related to capex and are based on the cash flow statements.
3 Free cash flow is defined as cash flows from operating activities less net capex payments.
4 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).
5 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services.  Based on average subscribers for the period.
6 Total revenues from Internet services excluding revenues from business directory services, divided by average internet subscribers.  Until September 30, 2010, ARPU included revenues from business directory services. In view of the change in the definition of Internet services for calculating ARPU, the data in respect of Q2 2010 was recalculated and is shown in the table according to the new definition.
7  Retroactively adjusted to exclude public coin operated payphones.

Pelephone Results

•	Pelephone's revenues from value-added services grew 21% in the second quarter to NIS 297 million, representing 34.5% of Pelephone's revenues from cellular services.

•	Increased handset sales, particularly for smartphones, led to a sharp increase in equipment revenues which amounted to NIS 513 million in the second quarter.

Gil Sharon, Pelephone CEO: ""Pelephone was the first company in Israel in identifying and leveraging data as a central growth engine in the world of smartphones.  Today, the accelerated penetration of smartphones has led to an increase in the scope of Internet surfing, as well as in growth of sales of data packages and diversified cellular services.  Pelephone's second quarter results reflect this trend, as data and content service revenues represent more than one-third of cellular service revenues."

Total revenues in for the second quarter of 2011 amounted to NIS 1.438 billion, compared with NIS 1.429 billion in the corresponding quarter last year, an increase of 0.6%.

Service revenues were down 19% in the second quarter of 2011, amounting to NIS 925 million, compared with NIS 1.140 billion in the corresponding quarter last year. Excluding the reduction of the mobile termination fees, Pelephone's revenues from services declined 1.1% compared with the corresponding quarter last year.  This decline was mainly due to an erosion of tariffs resulting from stronger competition during the quarter.

Equipment revenues in the second quarter of 2011 amounted to NIS 513 million, up 77.5% compared with the corresponding quarter last year.  The increase was due to increased handset sales in general and smartphones in particular.

Revenues from content services and valued added services (VAS) rose 21% in the second quarter of 2011 to NIS 297 million, compared with the corresponding quarter last year, accounting for 34.5% of Pelephone's revenues from cellular services.  The increase in revenues from VAS is due to accelerated growth in smartphone sales, which was accompanied by an increase in sales of Internet surfing packages.

Pelephone had 2.89 million active subscribers at June 30, 2011, compared with 2.807 million subscribers in the corresponding quarter last year (a net addition of 10,000 subscribers in the current quarter). The churn rate for the second quarter of 2011 was 4.9% compared with 3.9% in the corresponding quarter last year. At June 30, 2011, Pelephone's HSPA network had 1.61 million active subscribers.

Average monthly revenue per customer (ARPU) for the second quarter of 2011 was NIS 107, compared with NIS 111 in the corresponding quarter last year (after adjustment for the reduction in mobile termination fees). Elimination of the exit fees resulted in stronger competition and consequently to an erosion of prices in ARPU, as well an increase in the average monthly minutes of use per customer.

Average monthly minutes of use (MOU) per customer increased by 17 minutes, and reached 365 minutes in the second quarter of 2011, compared with 348 minutes in the corresponding quarter last year.

Net profit for the second quarter of 2011 amounted to NIS 279 million, up 4.5% compared with the corresponding quarter last year.

Operating profit for the second quarter of 2011 amounted to NIS 357 million, down 1.4% compared with the corresponding quarter last year.

Pelephone recorded EBITDA of NIS 500 million for the second quarter of 2011, representing a 34.8% EBITDA margin, a 2.2% decline compared with the corresponding quarter last year.

Cash flows from operating activities amounted to NIS 101 million for the second quarter of 2011, down 73.3% compared with the corresponding quarter last year. Free cash flow for the second quarter of 2011 amounted to NIS 15 million, down 94.3% compared with the corresponding quarter last year.  The decline in cash flows is mainly due to the effect of the increase in equipment sales in general, and of smartphones and iPhones in particular. In view of the increase in equipment sales, payments to suppliers increased significantly, whereas customers generally pay for terminal equipment in 36 installments.

Pelephone	Q2 2011	Q2 2010	Change
	(NIS millions)

Total revenues	1,438	1,429	0.6%
Service revenues	925	1,140	(18.9)%
Equipment revenues	513	289	77.5%
Operating profit	357	362	(1.4)%
EBITDA	500	511	(2.2)%
EBITDA margin	34.8%	35.7%
Net profit	279	267	4.5%
Cash flows from operating activities	101	378	(73.3)%
Capex payments, net 1	86	114	(24.6)%
Free cash flow 2	15	264	(94.3)%
Total subscribers (end of period, in thousands) 3	2,890	2,807	3.0%
HSPA subscribers (end of period, in thousands)	1,610	1,005	60.2%
Average revenue per user (ARPU, NIS) 4	107	111	(3.6)%
Average monthly minutes of use per subscriber (MOU) 5	365	348	4.9%
VAS revenues as % of total cellular service revenues 6	34.5%	23.0%
Churn rate (%) 7	4.9%	3.9%

1  Capex data reflects payments related to capex and are based on the cash flow statements.
2  Free cash flow is defined as cash flows from operating activities less net capex payments.
3   Subscriber data excludes inactive subscribers connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone’s services.
4 Average monthly revenue per subscriber is calculated by dividing total revenue from cellular services (airtime, usage fees, call completion fees, roaming services, value added services and sundry), repair services and warranty in the period by average active subscribers in the same month. In light of the decrease in mobile termination rates as of 1.1.11, Q1-Q4 2010 ARPU data is presented based on reduced mobile termination rates in order to compare to 2011. For 2010 unadjusted ARPU data, see section 1.5.4B of the 2010 Periodic Report.
5 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.
6 Based on interconnect fees in effect during each period.
7 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company’s services and subscribers who have become inactive during the period, out of the total number of average active subscribers during the period.

Bezeq International Results

•
Bezeq International continued to show record Internet service revenues in the second quarter, due to its focus on high speed broadband.  Concurrently, there was impressive growth of revenues from enterprise solutions in information and communications technology (ICT).

•	The Company completed laying the infrastructure for the deployment of the submarine cable from Israel's coast during the second quarter.

Itzik Benbenisti, Bezeq International CEO:  "In the second quarter we completed laying the infrastructure for the deployment of the submarine cable between Israel and Europe. This is the foundation for the opening up of competition in Israel's international infrastructures market, and Bezeq International will enter this sector as a significant player.  At the same time, we have enhanced the Company's principal growth engines. We continue to recruit record numbers of high-speed internet subscribers and we have grown in the sector offering IT solutions for businesses, focusing on the Company's cloud-computer activity."

Bezeq International's success is reflected in record revenues from its Internet services during the quarter, together with its achievements in the business customer market, emphasizing an expansion of the Company's cloud computing and outsourcing services. Likewise, during the second quarter, progress was also made on the Company's flagship project – the deployment of a submarine communications cable from Israel to Europe, as it successfully completed the first phase of the deployment covering the laying of infrastructure for connecting the cable on Israel's coast.

Revenues for the second quarter of 2011 amounted to NIS 332 million, down 2.8% compared with the corresponding quarter last year due to a decline in the international calls and hubbing markets.  The Company partially offset this decline through increased revenues from Internet services on the "Private NGN" network, an increase in the number of customers, and growth in ICT solutions for enterprises compared to the year ago quarter.

The Company's profit measures were affected by a one-time profit of NIS 57 million from the consolidation of Walla! with the group's activities in the corresponding quarter a year ago.  Second quarter segment operating profit declined 51%, and net profit declined 57%  to NIS 60 million, and NIS 46 million respectively. The year-over-year EBITDA comparison was also affected by the one-time profit recorded in the corresponding quarter resulting in a decline in EBITDA of 41%, to NIS 87 million with an EBITDA margin of 26.1%.

Bezeq International's investment in the deployment of the submarine cable from Israel to Europe was reflected in an increase in CAPEX and a decline in free cash flow.  CAPEX amounted to NIS 71 million for the second quarter of 2011, compared with NIS 43 million in the corresponding quarter a year ago. Free cash flow in the current quarter amounted to NIS 21 million, compared with NIS 33 million in the corresponding quarter a year ago.

Bezeq International	Q2 2011	Q2 20103	Change
	(NIS millions)

Revenues	332	342	(2.8)%
Operating profit	60	124	(51.2)%
EBITDA	87	147	(40.9)%
EBITDA margin	26.1%	42.9%
Net profit	46	108	(57.2)%
Cash flows from operating activities	68	66	3.5%
Capex payments, net 1	47	33	43.4%
Free cash flow 2	21	33	(35.9)%

1 Capex data reflects payments related to capex and are based on the cash flow statements.
2 Free cash flow is defined as cash flows from operating activities less net capex payments.
3 Q2 2010 operating profit, net profit, and EBITDA included a one-time profit of approximately NIS 57 million due to the consolidation of Walla!

yes Results

•	Revenues for the second quarter amounted to NIS 404 million, an increase of 2.0% year-over-year.

•	The overall number of yes subscribers in the second quarter of 2011 grew by 1.4% year-over-year to 581,000.

Ron Eilon, yes CEO, commented: "Our performance in all key indices continues to show improvement, and we are working to maintain this trend. During the course of the year, we will continue to offer our customers the best possible TV viewing experience, with the launching of the yes streamer service, original productions, and leading procurement from around the world".

Revenues for the second quarter of 2011 increased 2.0% to NIS 404 million compared with the second quarter of 2010. The increase in revenues was mainly due to an increase in the sale of advanced services such as yes Max (PVR service), yes MaxHD, and the VOD service yes MaxTotal, as well as an increase in the overall number of subscribers.

Operating results for the second quarter of 2010 were negatively affected by a provision relating to royalties claimed by ACUM, a not for profit organization that manages copyright on music.  In the second quarter of 2011, operating profit amounted to NIS 65 million, the net loss was NIS 88 million, and EBITDA was NIS 136 million with an EBITDA margin of 33.8%.

Cash flows from operating activities rose by 8.4% in the second quarter of 2011 to NIS 119 million, compared with the second quarter of 2010. Free cash flow rose by 17.0% to NIS 54 million. The increase in cash flows was mainly attributed to changes in working capital.

The yes customer base grew by 1.4% in the second quarter of 2011, reaching 581,000 subscribers at June 30, 2011, an increase of 8,000 subscribers relative to the corresponding quarter last year.

ARPU increased 0.4% to NIS 232 for the second quarter of 2011, compared with the second quarter of 2010.

yes	Q2 2011	Q2 2010	Change
	(NIS millions)

Revenues	404	396	2.0%
Operating profit	65	7	796.5%
EBITDA	136	75	80.8%
EBITDA margin	33.8%	19.1%
Net loss	(88)	(143)
Cash flows from operating activities	119	110	8.4%
Capex payments, net 1	64	63	2.1%
Free cash flow 2	54	47	17.0%
Number of subscribers (end of period, in thousands) 3	581	573	1.4%
Average revenue per user (ARPU, NIS) 4	232	231	0.4%

1 Including subscriber acquisition costs. Capex data reflects payments related to capex and are based on the cash flow statements.
2 Free cash flow is defined as cash flows from operating activities less net capex payments.
3 Subscriber – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.
4 ARPU includes total yes revenues (content and equipment, premium channels, technical services, advanced services, one-time sales of content, revenue from channels, internet and others) divided by average subscribers for the period.

2011 Outlook

The Bezeq Group's full year 2011 guidance, projects that despite the expected decrease in Bezeq Group revenues resulting from the reduction of cellular interconnect rates, 2011 net profit and EBITDA are expected to be similar to 2010 levels, before the impact of a NIS 285 million provision for employee retirement, and an anticipated NIS 120 million expense resulting from the new employee stock option plan.

The Bezeq Group continues to invest in its Next Generation Network (NGN) and expects to expand its coverage to reach close to 85% of Israeli households by the end of 2011. The Company is increasing its expectations for gross capital expenditures in 2011 which are now projected to be 15% higher than in 2010, primarily due to an increase in investments in infrastructure by the Bezeq Group companies. The Bezeq Group is considering the possibility of purchasing real estate that will serve as the Group's headquarters, replacing leased properties. If the Group decides on this alternative, its gross capital expenditures in 2011 would increase by an additional 5% to 10%.

Conference Call & Web Cast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Tuesday, August 2, 2011, at 5:00 PM Israel Time / 10:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Monday, August 8, 2011. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5921
Israel Phone Number: 03-925-5921

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this presentation is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the presentation is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: dover@bezeq.co.il

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Continuing operations
Revenues	5,806	5,896	2,893	2,981	11,987

Costs and expenses
Depreciation and amortization	683	691	348	348	1,409
Salaries	1,072	994	540	489	2,024
General and operating
Expenses	2,263	2,442	1,132	1,224	5,026
Other operating expenses
(income), net	188	(95)	(62)	(70)	(216)
	4,206	4,032	1,958	1,991	8,243

Operating profit	1,600	1,864	935	990	3,744

Financing income (expenses)
Financing expenses	259	137	157	101	391
Financing income	(177)	(124)	(95)	(66)	(282)

Financing expenses, net	82	13	62	35	109

Profit (loss) after financing expenses, net	1,518	1,851	873	955	3,635

Share of losses of equity-
accounted investees	137	109	72	86	261

Profit before income tax	1,381	1,742	801	869	3,374

Income tax	390	462	216	231	932

Profit for the period	991	1,280	585	638	2,442
Attributable to:
Owners of the Company	992	1,280	585	638	2,443
Non-controlling interests	(1)	-	-	-	(1)

Profit for the period	991	1,280	585	638	2,442
Earnings per share (NIS)
Basic earnings per share	0.37	0.48	0.22	0.24	0.91

Diluted earnings per share	0.36	0.47	0.21	0.24	0.90

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Assets

Cash and cash equivalents	463	195	365
Investments, including derivatives	24	47	7
Trade receivables	2,855	2,678	2,701
Other receivables	233	266	227
Inventories	277	169	178
Assets classified as held for sale	20	38	29

Total current assets	3,872	3,393	3,507

Investments, including derivatives	112	138	129
Trade and other receivables	1,474	940	1,114
Property, plant and equipment	5,890	5,513	5,610
Intangible assets	2,269	2,058	2,248
Deferred and other expenses	274	308	292
Investments in equity-accounted investees
(mainly loans)	1,050	1,136	1,084
Deferred tax assets	259	334	254

Total non-current assets	11,328	10,427	10,731

Total assets	15,200	13,820	14,238

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Liabilities

Debentures, loans and borrowings	1,249	1,182	949
Trade payables	1,005	988	1,061
Other payables, including derivatives	855	652	770
Current tax liabilities	309	195	267
Deferred income	39	33	33
Provisions	253	371	251
Employee benefits	488	454	269
Dividend payable	972	-	-

Total current liabilities	5,170	3,875	3,600

Debentures	2,034	1,995	1,967
Bank loans	3,701	2,052	2,801
Employee benefits	267	295	305
Deferred income and others	43	5	43
Provisions	70	73	69
Deferred tax liabilities	66	76	83
Dividend payable	1,369	-	-

Total non-current liabilities	7,550	4,496	5,268

Total liabilities	12,720	8,371	8,868

Equity
Total equity attributable to equity holders of the Company	2,438	5,400	5,327
Non-controlling interests	42	49	43

Total equity	2,480	5,449	5,370

Total equity and liabilities	15,200	13,820	14,238

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flows from operating activities
Profit for the period	991	1,280	585	638	2,442
Adjustments:
Depreciation	527	546	268	274	1,114
Amortization of intangible assets	143	133	73	68	269
Amortization of deferred and other expenses	13	12	7	6	26
Profit from a controlling
shareholder in an investee	-	(57)	-	(57)	(57)
Share of losses of equity-
equity accounted investees	137	109	72	86	261
Financing expenses, net	119	34	83	40	113
Capital gain, net	(87)	(29)	(43)	(2)	(171)
Share-based payments	84	11	41	5	35
Income tax expenses	390	462	216	231	932
Expenses (income) in respect of derivatives, net	-	(8)	-	(12)	10

Change in inventory	(104)	93	(34)	15	84
Change in trade and other receivables	(507)	(244)	(186)	(72)	(300)
Change in trade and other payables	(69)	(156)	(164)	(14)	(21)
Change in provisions	2	(12)	(7)	(8)	(136)
Change in employee benefits	182	(53)	(49)	(28)	(215)

Net income tax paid	(376)	(339)	(192)	(194)	(690)

Net cash from operating activities	1,445	1,782	670	976	3,696

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(158)	(158)	(80)	(70)	(343)
Proceeds from the sale of property, plant and equipment
and deferred expenses	236	41	49	26	133
Change in current investments, net	(2)	110	6	(31)	138
Purchase of property, plant and equipment	(797)	(607)	(375)	(326)	(1,279)
Proceeds from disposal of
investments and long-term loans	6	4	5	2	11
Investments and long-term loans	(3)	(3)	(2)	(2)	(6)
Payment for derivatives	(11)	-	-	-	(2)
Business combinations less
cash acquired	-	(30)	-	(30)	(145)
Interest and dividend received	12	7	9	7	9
Net cash used in
investing activities	(717)	(636)	(388)	(424)	(1,484)

Cash flows used in financing activities
Bank loans received	1,600	1,900	1,600	1,900	2,670
Issue of debentures	400	-	400	-	-
Repayment of loans	(24)	(424)	(15)	(415)	(448)
Repayment of debentures	(757)	(622)	(665)	(416)	(697)
Short-term borrowing, net	(3)	225	(2)	225	(6)
Dividends paid	(1,663)	(2,453)	(1,663)	(2,453)	(3,733)
Interest paid	(193)	(175)	(161)	(145)	(237)
Proceeds from exercise of options and others	10	18	6	3	24
Net cash used for financing
activities	(630)	(1,531)	(500)	(1,301)	(2,427)

Net increase (decrease) in cash and cash equivalents	98	(385)	(218)	(749)	(215)
Cash and cash equivalents at
beginning of period	365	580	681	944	580
Cash and cash equivalents
at end of period	463	195	463	195	365